ING FUNDS

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034

September 26, 2013

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Equity Trust

SEC File Nos. 333-56881; 811-8817

ING Mutual Funds

SEC File Nos. 33-56094; 811-7428

ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

ING Funds Trust

SEC File Nos.  333-59745; 811-08895

ING Mayflower Trust

SEC File Nos. 033-67852; 811-07978

Dear Ms. Stout:

This letter responds to comments provided to Paul Caldarelli, Fred Bedoya, Tin Bui and Dorothy Roman on August 28, 2013, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form N-1A filings for: ING Equity Trust, ING Funds Trust, ING Series Fund, Inc., ING Mayflower Trust and ING Mutual Funds (each, a “Registrant” and collectively, the “Registrants”). Form N-CSR was filed on August 2, 2012 for ING Equity Trust and ING Series Fund, Inc.; on January 7, 2013 for ING Mutual Funds, ING Mayflower Trust and ING Series Fund, Inc.; and on June 7, 2013 for ING Equity Trust and ING Series Fund, Inc.   Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

ING Global Natural Resources Fund

1.                                      Comment:                           The Staff noted for ING Global Natural Resources Fund (the “Fund”) that 23% of the Fund’s net assets are invested in equity securities of companies located outside the U.S.  Based on Rule 35d-1, the Staff recommends the Fund increase its non-U.S. holdings to include a minimum of 3 countries and greater than 40% of its net assets should be held in investments outside the U.S.  The Staff also requested the Registrant provide specific percentages used within internal policies to monitor investments held outside of the U.S. and a timeline for when the Fund will meet the criteria.

Response:                              The Registrant appreciates the Staff’s comment, but the Registrant believes the Fund’s holdings are consistent with the guidance with respect to the term “global” provided by the U.S. Securities and Exchange Commission in Footnote 42 of the Investment Company Act Release No. IC-24828.

General Edgar filing comments

2.                                      Comment:                           The Staff noted the SEC Series and Class identification numbers are still active for ING Emerging Countries Fund, ING International Capital Appreciation Fund and ING Tactical Asset Allocation Fund.  However, for example, ING Tactical Asset Allocation Fund’s last Form N-CSR filing was on August 3, 2011.  The Staff requested confirmation that SEC Series and Class identification numbers should remain active.

Response:                              The SEC Series and Class identification numbers for ING International Capital Appreciation Fund and ING Tactical Asset Allocation Fund were deactivated on or about September 3, 2013.  With respect to ING Emerging Countries Fund, the Registrant submits that this Fund was included in the Registrant’s N-PX filings in August 2013 and our practice is to leave a “reorganized” Fund’s SEC Series and Class identification numbers active for the year following its last N-PX filing to allow for any amendments to the filing, if necessary. Therefore, the Fund’s SEC Series and Class identification numbers would be scheduled to be deactivated in August of 2014.

3.                                      Comment:                           The Staff commented the Form N-CSR cover filed on behalf of ING Series Fund, Inc. had the incorrect Investment Company Act file number listed. Going forward, the Staff requested the Registrant revise the Investment Company Act file number from 811-6532 to 811-06352.

Response:                              The Registrant will revise the Form N-CSR cover as requested.

4.                                      Comment:                           The Staff noted the response to Item 6 of Form N-CSR for ING Mutual Funds filed on January 7, 2013 was incomplete and did not include the Report of Independent Registered Public Accounting Firm.

Response:                              The Registrant filed Form N-CSR/A on September 24, 2013 and included the opinion in response to Item 6.

5.                                      Comment:                           The Staff noted the response to Item 6 of Form N-CSR for ING Funds Trust filed on June 6, 2013 was incomplete and did not include the auditor’s signature within the Report of Independent Registered Public Accounting Firm.

Response:                              The Registrant filed Form N-CSR/A on September 24, 2013 and included the auditor’s signature in response to Item 6.

Universal comments

6.                                      Comment:                           The Staff noted for ING Emerging Markets Equity Dividend Fund, ING Growth Opportunities Fund, ING Large Cap Growth Fund, ING Russia Fund and ING Short Term Bond Fund, each fund had greater than 25% of net assets invested in one sector.  The Staff questioned why there is no significant sector discussion in each fund’s respective Prospectus Principal Investment Strategy and Risk sections.

Response:                              The Registrants appreciate the Staff’s comment and in conjunction with each fund’s annual prospectus update, the Registrants will consider revising each fund’s Prospectus Principal Investment Strategies and Principal Risk sections to indicate a “focus” in a particular sector should a fund continue to be focused in a sector.

7.                                      Comment:                           The Staff noted the Statement of Operations in the May 31, 2012 Annual Report for ING Index Plus LargeCap Fund had a realized gain from derivatives of 20%.  The Staff questioned why the management discussion and analysis section did not include disclosure of the impact of investments in derivatives.

Response:                              The Registrant confirms the realized gain on futures of $459,000 did not significantly impact performance.  Taking into account the offsetting unrealized loss on futures of $163,000, the net impact represents about 0.10% of the fund’s average net assets.

8.                                      Comment:                           The Staff noted for ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Target Payment Fund and ING International Real Estate Fund each fund’s Prospectus Principal Investment Strategy section does not include specific percentages in foreign investments.  The Staff requested Registrants provide specific percentages that are used within internal policies to monitor investments held outside of the U.S. The Staff also requested confirmation of the Registrants internal “global” policy pursuant to Rule 35d-1.

Response:                              With respect to ING Global Natural Resources Fund, ING Global Real Estate Fund and ING International Real Estate Fund, the Registrants appreciate the Staff’s comment, but the Registrants believe the disclosure in the Funds’ Prospectus Principal Investment Strategies indicating that each Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in Footnote 42 of the Investment Company Act Release No. IC-24828.  Similarly, with respect to ING Global Target Payment Fund, while this Fund is a “fund-of-funds” structure and does not generally invest directly in securities, the Registrant believes the Fund’s Prospectus Principal Investment Strategy disclosure indicating that the Fund will invest in underlying funds that in turn invest in “global” securities is also consistent with the guidance listed above.

9.                                      Comment:                           The Staff noted the joint Fidelity Bond application filed pursuant to Form 40-17g was missing for the Registrants.

Response:                              The Registrants filed Form 40-17g under Rule 17g-1(g)(1) of the Investment Company Act of 1940 (the “1940 Act”) on October 4, 2012. The bond expires in October 1, 2013.  The Registrants will comply with Rule 17g-1(g)(1) of the 1940 Act for the October 2013 — October 2014 bond.

ING International Real Estate Fund

10.                              Comment:                           The Staff noted the financials in the October 31, 2012 Annual Report for ING International Real Estate Fund reflected a recoupment of 0.03% and the corresponding February 28, 2013 Prospectus fee table did not reflect any such recoupment.

Response:                              The Registrant notes there was a contractual expense limit change on January 1, 2013, which lowered the expense ratios for ING International Real Estate Fund for each share class by 0.05%.  Due to the contractual change, no recoupment was presented in the Prospectus fee table. The expense limit change is disclosed in footnote #2 to the Prospectus fee table.  Footnote #2 also states any fees waived pursuant to the new contractual agreement are not eligible for recoupment.

11.                               Comment:                           The Staff commented the October 31, 2012 Annual Report, Note 8 within the Notes to Financial Statements does not disclose the side expense limitation agreement for ING International Real Estate Fund.

Response:                              The Registrant confirms Note 8 within the Notes to Financial Statements should not disclose the side expense limitation agreement for ING International Real Estate Fund.  The contractual agreement became effective on January 1, 2013, after the reporting period-end of October 31, 2012.

ING GNMA Income Fund, ING Global Real Estate Fund, ING Global Target Payment Fund and ING Global Bond Fund

12.                               Comment:                           The Staff noted each fund’s financials disclosed a return of capital distribution to shareholders, while www.inginvestment.com does not disclose any return of capital.  Pursuant to Section 19a-1, the Staff requested confirmation of tax or book distribution?

Response:                              The Registrants will update the distribution information on www.inginvestment.com to disclose return of capital.  The Registrants also confirm calculations pertaining to Section 19a-1 are done on a book basis.

Universal Comment

13.                               Comment:                           The Staff noted ING Diversified International Fund held 40% of its net assets in an affiliated underlying fund, ING International Core Fund. The Staff requested the Registrant consider adding disclosure to the Annual Report, going forward, disclosing to shareholders where to find financials for the underlying affiliated fund.

Response:                              The Registrant will add disclosure, as requested, to the Portfolio of Investments for the ING Funds that invest in affiliated investment companies.  The disclosure will direct shareholders to the U.S. Securities and Exchange Commission’s website at www.sec.gov for the underlying affiliated funds’ financials.

ING GNMA Income Fund

14.                               Comment:                           The Staff noted the Statements of Assets and Liabilities in the March 31, 2013 Annual Report showed approximately $98.5 million in cash.  The Staff requested if the cash balance is restricted, to please breakout.

Response:                              The Registrant confirms the $98.5 million cash balance was not restricted.

ING Mid Cap Value Fund

15.                               Comment:                           The Staff noted the Statements of Assets and Liabilities in the May 31, 2012 Annual Report showed approximately $1.3 million in cash.  The Staff requested if the cash balance is restricted, to please breakout.

Response:                              The Registrant confirms the $1.3 million cash balance was not restricted.

Universal Comment

16.                               Comment:                           The Staff noted Reimbursements due from Manager on the Statements of Assets and Liabilities and requested timing of when the reimbursements are relieved.

Response:                              The Registrants confirm the reimbursement receivable is relieved within 60 days of each month end.

ING Intermediate Bond Fund

17.                               Comment:                           The Staff noted ING Intermediate Bond Fund had entered into credit default swaps and requested the Registrant to confirm there was enough collateral to cover the full notional amount.

Response:                              The Registrant confirms ING Intermediate Bond Fund had sufficient liquid assets to cover the full notional amount of credit default swaps entered into by ING Intermediate Bond Fund.

ING Floating Rate Fund

18.                               Comment:                           The Staff noted Amendment Fees were listed on the Statement of Operations for ING Floating Rate Fund within the March 31, 2013 Annual Report and requested further information on these fees.

Response:                              The Registrant confirms the Amendment Fees noted are due to the specific loans held by ING Floating Rate Fund.  Amendment Fees are earned as compensation for evaluating and accepting changes to an original senior loan agreement and are recognized when received.

Universal Comments

19.                               Comment:                           The Staff recommends the Registrants consider, going forward, adding termination dates for any expense limit agreements listed in the Notes to Financial Statements.

Response:                              The Registrant will add disclosure as requested.

20.                              Comment:                           As a best practice going forward, the Staff recommends the Registrants consider disclosing for those funds that invest in money market funds categorized as short-term investments, the yield for such investments at reporting period-end.

Response:                              The Registrant will add disclosure as requested.

ING Large Cap Value Fund

21.                               Comment:                           The Staff noted the financial highlights for ING Large Cap Value Fund in the May 31, 2012 Annual Report reflected a waiver and the related September 30, 2013 Prospectus fee table did not disclose a waiver.

Response:                              The Registrant confirms for ING Large Cap Value Fund, Class A shares the expense limit is 1.25%.  The May 31, 2012 Financial Highlights reflected a gross ratio of 1.22% and a net ratio of 1.15% for the fund, which is due to a reimbursement at fund level caused by an expense cap of 0.80% on Class I shares.  The Registrant believes the 0.07% reimbursement to a ratio of 1.15%, 0.10% below the expense limit, is not guaranteed to continue in the future. As such, the reimbursement is not presented in the Prospectus fee table.

*   *  *  *  *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:                                Todd Modic

ING Investments, LLC

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

ING FUNDS

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034

September 26, 2013

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Equity Trust

SEC File Nos. 333-56881; 811-8817

ING Mutual Funds

SEC File Nos. 33-56094; 811-7428

ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

ING Funds Trust

SEC File Nos.  333-59745; 811-08895

ING Mayflower Trust

SEC File Nos. 033-67852; 811-07978

Dear Ms. Stout:

ING Equity Trust, ING Funds Trust, ING Series Fund, Inc., ING Mutual Funds and ING Mayflower Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in these filings.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey Falgout
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP